UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant: Fermi Inc.

2.	Name of Persons Relying on Exemption: Vicksburg Investments Management LLC Toby R. Neugebauer Melissa A. Neugebauer 2020 Trust

3.	Address of Persons Relying on the Exemption: 10777 Strait Lane Dallas, Texas 75229 Attn: Toby Neugebauer

4.

Written Materials. The following written materials are attached:

Press Release, dated September 11, 2026.

Rule 14a-8 Shareholder Proposal, dated September 10, 2026.

Letter to the Fermi Board, dated September 9, 2026.

Presentation to the Fermi Board, dated September 10, 2026.

* * *

The written materials attached hereto are submitted pursuant to Rule 14a-6(g) promulgated under the Securities Exchange Act of 1934. Filing of these materials is required pursuant to Rule 14a-6(g) because the persons named above (the “Fermi Founder Parties”) beneficially own securities of the class which is the subject of the solicitation with a market value of over $5 million. This is not a solicitation of authority to vote your proxy. The Fermi Founder Parties are not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by the Fermi Founder Parties.

PLEASE NOTE: The Fermi Founder Parties are not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written materials follows on next page)

The following press release was issued by the Fermi Founder Parties on September 11, 2026 (the “Press Release”):

Fermi Founder Parties File Formal Proposal for Independent Strategic Review of Extraordinary Transactions, Press Board on Restoring Texas-Style Governance Ahead of October 30 Annual Meeting

●	Toby Neugebauer says the Board must act quickly to restore stakeholder confidence.

●	Shares down roughly 20% since Board announced they had met all 90-day objectives on August 13, 35% since the Board removed the choice of a dual-path strategic process on July 2, and 20% since the Board removed Neugebauer as CEO on April 17.

●	Reiterates Fermi is significantly undervalued as one of one asset: a private power utility with private power, private transmission, and private water, all on a scalable campus, with minimal use of public infrastructure, empowering America to win the AI race while protecting the ratepayers.

●	Files proposal under SEC Rule 14a-8 for Board to retain an independent, nationally recognized investment bank to review the full range of extraordinary transactions available to the Company

DALLAS, Sept. 11, 2026 /PRNewswire/ -- Toby R. Neugebauer, with Vicksburg Investments Management LLC and the Melissa A. Neugebauer 2020 Trust (collectively, the “Fermi Founder Parties”), the largest shareholder of Fermi Inc. (Nasdaq: FRMI) at approximately 22% of shares outstanding, has taken three actions ahead of the Company’s October 30 Annual Meeting: a letter to Fermi’s Board of Directors sent September 9, followed by a detailed presentation delivered September 10, and a formal shareholder proposal submitted September 10 under SEC Rule 14a-8 requesting that the Board retain an independent, nationally recognized investment bank to review the full range of extraordinary transactions available to the Company. [View the supporting documents in the media kit.]

Fermi shares touched an intraday low of $5.26 in early trading on September 10. Despite the Board’s public announcement on August 13 that it had completed all five objectives of its 90-day plan: shares are down roughly 20% since that announcement, 35% since the Board removed the choice of a dual-path strategic process on July 2, and 20% since the Board removed Neugebauer as CEO on April 17.

In this week’s filings, Neugebauer points to specific gaps behind that market reaction: the Company’s 222 MW TensorWave lease represents less than 5% of Fermi’s stated 4.8 GW of near-term power opportunity; as of the morning of September 10, the Company had not confirmed the guaranteed agreement it previously said would support that lease, nor that the underlying project financing had been secured; a 2.5% ownership cap in Fermi’s charter continues to limit the size of position any single institutional investor can hold; and four months and a search firm later, the Board named one of its own (Lee McIntire) as CEO. The timing was proof there was no outside taker for the role. Intending no disrespect to Lee’s career, the Company itself indicated him as only a temporary solution. Counterparties and executive teams considering staking billions on Project Matador rightfully want to know who is running the Company.

“The issue is not simply that Fermi’s stock has declined – it’s that the stock is only one of many indicators of the lack of confidence that stakeholders have in the Company. When I paused the proxy contest, I had expected the Company to finalize the agreements with the counterparties my team and I had engaged while at the Company on the same terms we had agreed on. I hoped to see the volume of execution increase as opposed to stagnate. The Board and management team have fallen significantly short on the promises they made to the institutional and retail investor communities post my termination, during the proxy contest, and as part of the convertible note offering.

“Fermi was capitalized and taken public as something scarce: a private utility with private power, private transmission, and private water, all on a scalable campus, with minimal use of public infrastructure. That makes Project Matador the most extraordinary place to generate AI compute at scale while not taking advantage of citizens in the midst of an AI crisis that is taxing local ratepayers. The problem is that shareholders have watched five months of Company announcements and a stock price that keeps saying the market doesn’t believe this Board or management team. I’ve never asked the Board to sell this company. I’ve asked it to fulfill its fiduciary responsibility, find out with a real independent banker and a real process, what it’s actually worth — and to stop making it harder for the people who own it to have a say in its future.” - Toby Neugebauer.

The Actions

1.	Rule 14a-8 Shareholder Proposal (submitted September 10): Vicksburg Investments Management LLC has submitted a formal proposal requesting that the Board retain an independent, nationally recognized investment bank to evaluate the full range of extraordinary transactions — including a full-value sale or a majority recapitalization with a strategic counterparty — that could maximize long-term, risk-adjusted shareholder value, and to report the results of that review to shareholders. The proposal explicitly does not ask the Board to pursue any predetermined transaction or to disturb the Company’s existing standalone plan; it asks only that extraordinary transactions be tested against it.

2.	Letter and Presentation to the Board (September 9–10): Separately, Neugebauer wrote to Fermi’s Board asking it to voluntarily place two additional non-binding, advisory questions before shareholders at the Annual Meeting: restoring the Company’s bylaws to the voting standards they themselves intentionally discussed and passed prior to the IPO — a majority of shares outstanding to amend bylaws and a plurality of votes cast to elect directors — in place of the 70% supermajority and majority-of-all-outstanding-shares standards adopted since April; and raising Fermi’s general REIT ownership limit from 2.5% to 9.8%, in line with peers such as Digital Realty, Equinix, and Prologis, so institutional investors can build meaningful positions in the Company. The letter and presentation are linked here.

Finally, so that all shareholders as they evaluate these proposals can make the most informed decision at the upcoming Annual Shareholder Meeting, Mr. Neugebauer encourages Mr. Haas and Mr. McIntire to release all written communications between Mr. Neugebauer and the Board since the Company went public on October 1, 2025, so that each shareholder has all the facts.

Toby and Melissa Neugebauer have not sold a share since Fermi’s IPO. The Neugebauers notified the Board that the Donor Advised Fund will soon fulfill charitable commitments previously made in Fermi’s name to organizations in the Amarillo community; Neugebauer said his family’s commitment to Amarillo and the Texas Panhandle “remains steadfast.”

P.S. To understand Fermi speed is to understand there is no time for “a breather.”

About the Fermi Founder Parties

The Fermi Founder Parties are Toby R. Neugebauer, Vicksburg Investments Management LLC, and the Melissa A. Neugebauer 2020 Trust, together the largest individual shareholder group in Fermi Inc. at approximately 22% of shares outstanding.

This press release has been issued by Toby Neugebauer and his affiliated entities, Vicksburg Investments Management LLC and Melissa A. Neugebauer 2020 Trust (collectively with Mr. Neugebauer, the “Fermi Founder Parties”). The Fermi Founder Parties are not soliciting authority to vote any proxy of any shareholder, are not able to vote any proxy from any shareholder, and will not accept any proxy from any shareholder.

The following proposal was submitted by Vicksburg Investments Management LLC pursuant to Rule 14a-8 under the Exchange Act to be considered by shareholders at the Company’s 2026 Annual Meeting of Shareholders and was furnished to shareholders with the Press Release:

Independent Review of Extraordinary Transactions

RESOLVED: Shareholders request that the Board retain an independent, nationally recognized investment banking firm to evaluate the full range of extraordinary transactions that could be available to the Company with the objective of maximizing long-term, risk-adjusted shareholder value in a manner consistent with the directors’ fiduciary duties. The Board should report on this review at times, and in an appropriate level of detail, as determined by the Board.

Supporting Statement

Fermi completed its IPO at $21.00 per share on October 2, 2025. On August 13, 2026, the Company announced successful completion of all five objectives of its 90-day plan. Fermi closed at $6.60 that day, approximately 31% below the six-month high (as of September 10, 2026) of $9.50 on June 18, 2026. In the first hour of trading on September 10, 2026, Fermi reached a low of $5.26, approximately 20% lower than when the Company announced the completion of the 90-day plan and 75% below IPO price.

Many factors may be contributing to this decline, including that the CEO search resulted in the appointment of a search committee member rather than an outside executive and that the 222 MW TensorWave lease represents less than 5% of Fermi’s stated 4.8 GW near-term power opportunity. Additionally, as of September 9, 2026, the Company has not announced the promised guaranteed agreement supporting the lease or that the requisite project financing has been secured.

We also believe these headwinds include the ownership-limit provisions in Fermi’s charter that generally restrict investors from beneficially owning more than 2.5% of outstanding shares, subject to exceptions including Board approval. The Company itself discloses that this may inhibit large investors from buying shares.

We believe this persistent valuation gap warrants an independent, market-informed assessment of whether shareholder value would be maximized through an extraordinary transaction, such as a full-value sale to a third party or a majority recapitalization with a strategic counterparty. While the Board has previously stated that it would consider a potential sale if a compelling offer were made, we believe that shareholders would benefit from knowing that a leading investment bank has actively solicited and explored the viability of any possible offers for an extraordinary transaction from all potential counterparties.

To be clear, we are not asking the Board to sell Fermi or complete any predetermined transaction. We also do not believe that the directors’ fiduciary duties would be consistent with entering into an extraordinary transaction at the expense of long-term, risk-adjusted value. Accordingly, whether an extraordinary transaction could maximize shareholder value should be rigorously tested against the potential value of the Company’s existing plan and any other alternatives already being considered by the Company. However, we are not asking for the investment bank to explore any non-extraordinary alternatives or make decisions with respect to the Company’s standalone plan, which are not the subject of this proposal.

Vicksburg Investments Management LLC, an investment vehicle of Toby Neugebauer, encourages shareholders to vote “FOR” an Independent Review of Extraordinary Transactions

The following letter was submitted by the Fermi Founder Parties to the Board of Directors of the Company on September 9, 2026 and was furnished to shareholders with the Press Release:

THE FERMI FOUNDER PARTIES

Toby R. Neugebauer ● Vicksburg Investments Management LLC ● Melissa A. Neugebauer 2020 Trust

September 9, 2026

Board of Directors

Fermi Inc.

Delivered via electronic mail and overnight courier

Re: 2026 Annual Meeting — An Independent Process

Members of the Board:

I write on behalf of the Fermi Founder Parties — Toby R. Neugebauer, Vicksburg Investments Management LLC, and the Melissa A. Neugebauer 2020 Trust, together the Company’s largest shareholder group at approximately 22% of shares outstanding.

This letter and the forthcoming presentation set out my views on prospective voting matters as Fermi’s largest individual shareholder.

On July 3, I suspended the proxy contest I began earlier this year, in good faith, to give this Board even more room to run the Company as it saw fit. Nine weeks later, the record is in.

The Market Has Rendered Its Verdict1

Fermi stock is down ~16% since this Board took control on April 17, and down 32% since it took the choice of a dual-path process away on July 2. On September 1 it closed at $4.63 — the lowest price since the IPO.

The TensorWave lease was supposed to be the answer. It only covers 222 MW as opposed to the larger deal my team negotiated in March which was comparable to what was originally structured with Tenant One; the guarantee the Company first announced was rescinded within hours; and any stock gains reversed within a few days. Four months and a search firm later, the Board named its own search committee chair as CEO. The timing was proof there was no outside taker for the role. Intending no disrespect to Lee’s career, the Company itself indicated him as only a temporary solution. Counterparties and executive teams considering staking billions on Project Matador rightfully want to know who is running the Company.

On August 13, 2026, the Company declared victory, announcing that it had successfully delivered on all five objectives of its 90-day plan. Despite the Company’s reported execution of each of these objectives, its share price has continued to decline. FRMI closed at $6.60 on August 13, 2026. As of September 8, it had declined approximately 17% from that level.

The issue is not simply that Fermi’s stock has declined – it’s that the stock is an indicator of the lack of confidence investors have in the Company. When I paused the proxy contest, I had expected the Company to continue advancing discussions with the other counterparties my team and I had engaged while at the Company. I hoped to see the volume of execution increase as opposed to stagnate. The management team has fallen significantly short on the promises made to the institutional investor community post my termination, during the proxy contest, and as part of the convertible note offering.

[1]	All stock-price percentage changes referenced herein are calculated using Fermi’s stock price of $5.50 per share as of the time of writing on September 9, 2026.

The message is difficult to ignore: execution against the Board’s stated objectives has not restored market confidence.

The Market Verdict Calls for an Independent Strategic Review

The Company has articulated its strategy, set measurable near-term objectives, and reported successful execution against them. Yet the market continues to assign Fermi a fraction of its true value, let alone its IPO value. That is not an argument for a predetermined sale. It is an argument for independent price discovery on the full value of the Fermi asset.

To do so, the Board must first remember who we are. Fermi was capitalized and taken public as something scarce: a private utility with private power, private transmission, and private water, all on a scalable campus, with minimal use of public infrastructure. Instead, the Board has pivoted to a data-center brand competing with a sea of data-center developers that are struggling with a myriad of challenges. The Board must own the original vision that my team and I executed on at Fermi speed, which is what makes Fermi a truly unique asset: we are a private utility with ~8,000+ acres of land, a ~6 GW Clean Air permit with another 5 GW filed, 2.5 MGD of water from the City of Amarillo with a path to ~18.5 MGD peaking, water line and tower one complete, up to 200 MW of contracted power with Xcel Energy, a completed gas pipeline, and ~2 GW of real, coveted power generation assets being constructed with the community’s support outside of ERCOT to empower America to win the AI race while protecting the ratepayers. There is not another Fermi.

I am asking the Board to retain an independent, nationally recognized investment banking firm to evaluate whether an extraordinary transaction, such as a full-value sale or control investment by a third party, would create greater shareholder value on a risk-adjusted basis than the Board’s standalone plan or other alternatives that may be considered by the Board in the exercise of its fiduciary judgment.

The Board should retain responsibility for the outcome. The banker should provide a market-informed comparison of the alternatives on one framework, and when the review is complete, the Board should report its completion and conclusions to shareholders, subject to appropriate confidentiality and the Company’s ability to negotiate potential transactions.

Investor Confidence Requires Standard Governance and Meaningful Institutional Ownership

A strategic review addresses value. Fermi must also rebuild confidence that shareholders can exercise ordinary governance rights and that high-quality institutions can own enough stock for the investment to matter.

By changing the bylaws in the midst of a proxy contest to entrench the Board and constrain shareholder rights, the Board did more than antagonize a large shareholder — it undermined the governance credibility that sophisticated, long-term institutional investors expect before committing meaningful capital to Fermi.

Fermi’s 70% threshold to amend bylaws regarding the size of the Board is unusually restrictive even among companies that maintain supermajority voting provisions. The broader governance trend in the market is toward eliminating super requirements altogether in favor of majority voting.

First, the Board should rescind the 70% supermajority threshold. When the Board agreed to the original 50% threshold in the bylaws at the IPO, it was not an oversight. To the contrary, it was thoroughly discussed and deliberately decided to give shareholders a voice to change the board. Additionally, the Board should rescind the bylaw changes announced August 11 that separately changed director elections from a plurality standard to a majority of all outstanding shares, an extreme voting standard that has little precedent outside of investment companies.

Second, the Board should increase Fermi’s general REIT ownership limit from 2.5% to 9.8%, subject to the safeguards necessary to preserve REIT qualification. A 2.5% ceiling can keep institutional investors from building positions large enough to justify meaningful diligence, engagement, and long-term ownership. Established public REITs such as Digital Realty, Equinix, and Prologis operate with a substantially higher limit of 9.8%. Fermi should be making it easier, not harder, for serious institutions to become meaningful shareholders.

Third, the Board must begin putting Fermi’s world-renowned power experts, Mesut Uzman and Larry Kellerman, forward-facing in all power discussions and negotiations. To this day, I receive consistent unsolicited feedback from potential tenants and stakeholders that the Board has not leveraged Fermi’s two most experienced power developers. If Fermi wants to show confidence in execution, it must always put its best foot forward.

I Am Not Asking to Return

I am not seeking, nor have I ever sought, to return as CEO, join the Board, or take any management role under any outcome of this process. Any independent director this Board adds — including the Trust’s designee, a contractual right under the Director Nomination Agreement, not a request — owes me nothing and answers only to shareholders. I have not sold a single share since the IPO priced, and I will support the standalone plan if an independent process genuinely shows it is the best path.

The Clock Is the Board’s Responsibility, Not Shareholders’

MUFG amortization begins in November; the Texas Tech and Keystone deadlines fall December 31. A well-capitalized owner, strategic partner, or Fermi itself can meet those dates — but the Company needs clarity, capital, and market confidence now, not another quarter of uncertainty.

Continuing down the current path without independently testing the alternatives is no longer viable. The Board has the ability to restore confidence in the Company, its governance, and the value of what Fermi owns. It should use it.

What I Am Asking the Board to Put to a Vote at the Shareholder Meeting

Fermi is ultimately owned by its shareholders, and the Board is charged with acting in their best interests. At this critical inflection point in the Company’s trajectory, shareholders appear to be telling the Board what they think about its performance by exiting the stock. The Annual Meeting provides an opportunity for the Board to seek shareholders’ views on specific questions about the future of the Company.

That is why I believe that the Board should submit the following non-binding, advisory proposals to shareholders at the 2026 Annual Meeting to learn about shareholders’ views on these critical questions:

1.	Retain an independent, nationally recognized investment bank to conduct a comprehensive review of extraordinary transactions to confirm whether they would create the greatest shareholder value, and report the completion and conclusions of that review to shareholders.

2.	Restore the voting provisions of the bylaws to those in effect at the IPO (majority of the outstanding for all bylaw amendments, and plurality of votes cast for director elections).

3.	Increase the Company’s general REIT ownership limit from 2.5% to 9.8% in line with Digital Realty, Equinix, and Prologis, subject to safeguards necessary to preserve REIT qualification, so institutional investors can build meaningful positions in Fermi.

Finally, I want to advise you that the Purpose Foundation Donor Advised Fund will soon fulfill the charitable commitments previously made to organizations in the Amarillo community. These commitments were made in Fermi’s name to a community that supported the Company from the very beginning, and they will be honored. My family’s commitment to Amarillo and the Texas Panhandle remains steadfast.

Sincerely,

/s/ Toby R. Neugebauer

Toby R. Neugebauer

On behalf of the Fermi Founder Parties

This press release has been issued by Toby Neugebauer and his affiliated entities, Vicksburg Investments Management LLC and Melissa A. Neugebauer 2020 Trust (collectively with Mr. Neugebauer, the “Fermi Founder Parties”). The Fermi Founder Parties are not soliciting authority to vote any proxy of any shareholder, are not able to vote any proxy from any shareholder, and will not accept any proxy from any shareholder.

The following presentation was submitted by the Fermi Founder Parties to the Board of Directors of the Company on September 10, 2026 and was furnished to shareholders with the Press Release:

BOARD LETTER ENCLOSURE · SEPTEMBER 2026

Securing Maximum Value for Fermi Shareholders

The Fermi Founder Parties · Enclosure to the letter to the Board of Directors dated September 10, 2026

PRESENTED BY

Toby R. Neugebauer
Vicksburg Investments Management LLC
Melissa A. Neugebauer 2020 Trust

Securing Maximum Value for Fermi Shareholders · September 10, 2026

Page 1 of 16

Important information This presentation accompanies the letter of the Fermi Founder Parties — Toby R. Neugebauer, Vicksburg Investments Management LLC and the Melissa A. Neugebauer 2020 Trust — to the Board of Directors of Fermi Inc. (the “Company”) dated September 10, 2026. It sets out the Fermi Founder Parties’ own views and voting intentions as shareholders of the Company. It does not solicit proxies, consents or votes from any other shareholder. The views expressed herein have been derived or obtained from publicly available information with respect to the Company and from third-party reports. The Fermi Founder Parties are acting independently as shareholders, except as otherwise disclosed, not on behalf of, or in concert with, any other person. They recognize that there may be confidential information in the possession of the Company that could lead it or others to disagree with their conclusions, reserve the right to change any opinion expressed herein at any time, and disclaim any obligation to update this presentation, which is current only as of its date. Certain financial projections and statements made herein have been derived or obtained from filings made with the U.S. Securities and Exchange Commission (the “SEC”) or other regulatory authorities and from other third-party reports. The Fermi Founder Parties are not responsible nor have any liability for any misinformation contained in any SEC or other regulatory filing or third-party report. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. Any estimates, projections and potential impact of any opportunities identified by the Fermi Founder Parties herein are based on assumptions that the Fermi Founder Parties believe to be reasonable as of the date of this presentation, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. This presentation is provided merely as information and is not intended to be, nor should it be construed as, an offer to sell or a solicitation of an offer to buy any security. These materials do not recommend the purchase or sale of any security. The Fermi Founder Parties currently beneficially own shares of the Company. It is possible that there will be developments in the future that cause the Fermi Founder Parties from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to such shares, subject to applicable trading rules. The Fermi Founder Parties make no representation or warranty, express or implied, as to the accuracy or completeness of those statements or any other written or oral communication they make with respect to the Company and any other companies mentioned, and the Fermi Founder Parties expressly disclaim any liability relating to those statements or communications (or any inaccuracies or omissions therein). Thus, shareholders and others should conduct their own independent investigation and analysis of those statements and communications and of the Company and any other companies to which those statements or communications may be relevant. The materials in this presentation contain forward-looking statements made by the Fermi Founder Parties in their independent capacity as shareholders of the Company. All statements contained in this presentation that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “intend,” “project,” “will,” “may,” “would,” “potential,” “opportunity,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. These statements are based on the Fermi Founder Parties’ current views and expectations, speak only as of the date of these materials and are subject to inherent risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve risks and uncertainties with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Fermi Founder Parties. Although the Fermi Founder Parties believe that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of these materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results. Except to the extent required by applicable law, the Fermi Founder Parties will not undertake and specifically decline any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events. Securing Maximum Value for Fermi Shareholders · September 10, 2026 Page 2 of 16

THE ASSET · PROJECT MATADOR

There is not another Fermi

The opportunity that Project Matador offers is a long term, scalable ecosystem facilitating hyperscalers growth without relying on public infrastructure. The underlying value has not changed.

Private Power
Private Transmission
Private Grid & Storage

Private power, private transmission and private water on one scalable campus that minimizes public infrastructure use at every turn.

That is the scarce thing.
A data-centre brand is not.

- ~7,500 acres on a 99-year ground lease with the Texas Tech University System
- ~6 GW Clean Air Permit approved (second largest in the nation); another 5 GW filed
- Outside ERCOT — serving customers directly while protecting ratepayers
- 2.5 MGD of water from Amarillo, path to ~18.5 MGD private water; water line and tower one complete
- ~2 GW of real, coveted generation assets under construction
- Gas pipeline complete: 450 MMcf/d installed, 300+ MMcf/d firm transport
- Up to 200 MW of contracted power with Xcel Energy
- First large-scale nuclear COL application accepted by the NRC in 15+ years

Sources: Founder Parties' letter to the Board (Sept 10, 2026); Fermi 10-K (Mar 30, 2026), 10-Q (Aug 14, 2026); TCEQ and NRC public records. Acreage per the letter (~8,000); the 10-K describes ~7,500 acres under the ground lease

Securing Maximum Value for Fermi Shareholders · September 10, 2026

Page 3 of 16

O U R P O S I T I O N Three things we are asking this Board to fix asset stock Value Stock does not reflect value The asset is one of one and the market is not pricing it. We need an independent review of the full range of extraordinary transactions that may be available to the Company, with the objective of maximizing long term, risk adjusted shareholder value. ✓ Governance Return to market standards The Board changed the bylaws three times, during a contest, without a shareholder vote. Good governance is what brings long- term investors. Confidence Put the builders in front The people who built the power platform are not in front of the counterparties who would pay for it. Page 4 of 16 Securing Maximum Value for Fermi Shareholders · September 10, 2026

WHO WE ARE

Taken public as something scarce. Pivoted to something common.

A private utility — private power, private transmission, private water — on a scalable campus, versus a data-centre brand competing with a sea of developers.

	AS THE BOARD PRESENTS IT: A DATA-CENTRE BRAND	AS IT WAS BUILT: A PRIVATE UTILITY
The product	Powered shell and colocation; rent	Firm power at gigawatt scale; time-to-power
The competition	Digital Realty, Equinix and the colo developers	No one else has a permitted 11 GW private grid with a docketed nuclear application in one place
The customer	A tenant for a building	Everyone constrained by power — including the data-centre brands themselves
The yardstick	Rent per MW; cap rate; price-to-book	Dollars per megawatt of permitted, deliverable power — and years saved
What the price captures	Steel on site plus one 222 MW lease	~6+ GW of permits, land, water, gas, interconnect and the NRC application — carried at roughly zero

The Board must own the original vision — executed at Fermi speed — that makes this a truly unique asset.

Sources: Fermi 10-K (Mar 30, 2026), 10-Q (Aug 14, 2026), TCEQ and NRC public records. This slide describes strategy and identity; it is not a valuation.

Securing Maximum Value for Fermi Shareholders · September 10, 2026

Page 5 of 16

T H E R E C O R D The Market’s Response to Management’s First 100 Days −19.7% Since CEO fired and core management resignation (Apr 17, $6.55 → $5.26) −34.7% Since the dual path was taken away (Jul 2, $8.06 → $5.26) −20.3% Since “all five objectives delivered” (Aug 13, $6.60 → $5.26) Nasdaq closing prices, full daily series. 1 Campaign begins May 5 · 2 Campaign peak Jun 18 $9.50 · 3 Convertible notes price Jul 9–10 · 4 Q2 results Aug 13 · 5 Sep 9 close $5.53 · Dashed: Sep 10 intraday low $5.26 (as of 9:43 a.m. CT) Sources: Nasdaq daily closes (Yahoo Finance; stockanalysis.com), Apr 1 – Sep 9, 2026; Sep 10 intraday low of $5.26 observed at 9:43 a.m. CT (market open; prior close $5.53). Percentages computed against $5.26 and move with the market. Past performance is not indicative of future results. Page 6 of 16 PRIVILEGED & CONFIDENTIAL · ATTORNEY-CLIENT COMMUNICATION · DRAFT ATTORNEY WORK PRODUCT · DRAFT Board Letter Deck V2.2 NRN · September 10, 2026 · NOT FOR DISTRIBUTION

THE 90-DAY PLAN

The Company only kinda… sorta… did what it said it would do

Objectives set on the Q1 call, May 14. Delivery reported August 13.

OBJECTIVE	DELIVERED	WHY IT WAS NOT ENOUGH
Binding tenant	TensorWave, 222 MW, $6.5B	Today's contracts are measured in gigawatts, not megawatts
Working capital	$431M convertible	A raise with no communication to investors on capex or context as to what this raise buys the company
Hire a CEO	Lee McIntire, August 11	Named from the existing board; indicated as temporary after a failed search
Strategic partnerships	Hillcore alliance, ~2.6 GW	An alliance, not a transaction — with a group lacking a proven track record
Deliver power	Three Siemens turbines landed	Targets, not delivered megawatts — nothing new

The market has not responded to the 90-day plan because it does not have confidence that this Board and the remaining managers can accomplish what they say they will — rather than release another lukewarm "kinda… sorta."

Source: Fermi Inc. Q1 and Q2 2026 earnings releases and Form 10-Q (Aug 14, 2026); Q1 2026 earnings call (May 14, 2026).

Securing Maximum Value for Fermi Shareholders · September 10, 2026

Page 7 of 16

S E C T I O N T W O So what now Three resolutions we ask the Board to adopt. Page 8 of 16 Securing Maximum Value for Fermi Shareholders · September 10, 2026

W H A T W E A R E A S K I N G The Board should adopt three resolutions, or submit them to shareholder referendum at the annual meeting 1 Run a process Retain an independent, nationally recognized investment bank to evaluate the full range of extraordinary transactions that may be available to the company, and report the completion and conclusions to shareholders on a reasonable timeframe. 2 ✓ Restore the vote Restore majority voting to the provisions now carrying the 70% threshold and rescind the August 11 change to the director election standard. 3 Open the register Raise the general REIT ownership limit from 2.5% to 9.8%, subject to the safeguards necessary to preserve REIT qualification. Page 9 of 16 Securing Maximum Value for Fermi Shareholders · September 10, 2026

OUR THESIS

What's required to maximize asset value – the Five C's

The lens an independent review should apply in evaluating potential extraordinary transactions against standalone execution.

01 C	**Capital** *Low cost of capital · investment-grade balance sheet*	• Funds remaining capex without dilutive equity • Sub-5% cost of debt vs. a depressed standalone WACC	DERISKS **Financing & dilution risk**
02 C	**Customer** *Captive offtake or anchor-tenant capability*	• Existing AI compute or power demand to internalize • Anchor tenant for the first phase; validates the rest	DERISKS **Tenant contracting risk**
03 C	**Construction** *Hyperscale data-centre or large-scale power expertise*	• Track record building at gigawatt scale • Capability to execute the full 11+ GW build-out	DERISKS **Execution & cost-overrun risk**
04 C	**Confidence** *Credibility — in the owner, the team and the governance*	• A team lenders, tenants and regulators believe can build • No credit today for ~10 GW Fermi already owns — the market prices the people, not the asset	DERISKS **Governance & market-confidence risk**
05 C	**CEO** *A leader who knows the business in intricate detail — and works tirelessly*	• Named from the existing board, on a contract that ends when a successor is appointed • A real CEO rebuilds the bench the Company has lost since April	DERISKS **Leadership risk**

Each C alone is only partial. Together the Five C's convert Project Matador's standalone risk profile into a derisked, fundable and executable platform.

Securing Maximum Value for Fermi Shareholders · September 10, 2026

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WHO WOULD COME TO THE TABLE, AND HOW

Seven buyer categories — five ways a transaction could be structured

A competitive process matches each category to the structure that fits it. We are not asking for “a sale”; we are asking for an independent review to access the full range of extraordinary transactions and options that can maximize shareholder value.


Hyperscalers
Foundation Labs & Custom Silicon
Oil & Gas Majors
PROJECT
MATADOR
11+ GW
Chip / Semi Companies
Data Center Developers
NeoClouds
Infra. PE / Sovereign Wealth

STRUCTURE	NATURAL COUNTERPARTY	WHAT SHAREHOLDERS GET
Standalone with additional leasing	• Fermi as is	If bankers & the market believe it wins on the same framework, we support it
Other alternatives considered by the Board (e.g., minority JV)	• Hyperscaler • Sovereign fund • Foundation lab	Funds Phase 1 at a lower cost of capital; no change of control
Majority investment / recap (51%+)	• Strategic with infra-fund or sovereign capital	Control premium; a funded owner; holders keep the upside
Equity Consideration	• Power developer • IPP • Data-centre platform	Scale, balance sheet and an operating team
Cash Consideration	• Hyperscaler • Custom silicon • O&G major • Infra fund	Immediate premium and certainty; no dilution

Illustrative categories and structures only; no transaction has been proposed. Any transaction would require Board approval and applicable lender and regulatory consents. No price target or per-share value appears in this deck by design.

Securing Maximum Value for Fermi Shareholders · September 10, 2026
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ASK TWO · RESTORE THE VOTE

A standard under which the Board has destroyed investors' voice

Nothing can get passed.

To expand the size of the board, the May 13 bylaw requires 70% of ALL shares outstanding — not of votes cast. At Fermi's expected ~72% turnout, that means 97% of every vote cast must say yes. Adopted the day the Board lost in federal court, mid-contest, replacing a 50% threshold, without a shareholder vote.

Share of votes cast needed to reach 70% of shares outstanding


60% turnout
117%
70% turnout
100%
80% turnout
88%
90% turnout
78%
100% turnout
70%

Above 100% is unreachable.

AUGUST 11 — WHAT CHANGED

- Director elections moved from plurality to a majority of all outstanding shares
- A class-action waiver was added as Article X
- Disclosed only as an exhibit to the 10-Q; the same day the Board reclassified itself

WHAT IT MEANS

- At ~72% turnout a nominee needs ~69% of votes actually cast
- Universal proxy lets holders split tickets and the shareholder base is heavily retail, so it's unlikely a nominee reaches the bar
- Incumbents retain their seats if no nominees are re-elected. No contested seat can be won by vote on October 30

A standard that no candidate can reasonably meet is not a voting standard.

Sources: Fermi 8-K May 14, 2026 (Ex. 3.1, Art. IX); 10-Q Aug 14, 2026 (Part II Item 5; Ex. 3.2 §2.8, Art. X).

PRIVILEGED & CONFIDENTIAL · ATTORNEY-CLIENT COMMUNICATION · DRAFT ATTORNEY WORK PRODUCT · DRAFT Board Letter Deck V2.2 NRN · September 10, 2026 · NOT FOR DISTRIBUTION
Page 12 of 16

W H Y T H I S M A T T E R S This is not about one shareholder The governance provisions do not just block a founder. They keep out the institutions that would price this asset properly. Page 13 of 16 Securing Maximum Value for Fermi Shareholders · September 10, 2026

ASK THREE · OPEN THE REGISTER

The ownership is capped— no institution can build a position of size

Position values on September 10 at $5.26 on 640,467,348 shares outstanding.

OWNERSHIP LIMIT	MAXIMUM POSITION	MAXIMUM VALUE
Fermi — 2.5%	16.0M shares	~$84M
Peer standard — 9.8%	62.8M shares	~$330M
Difference	46.8M shares	~$246M


Fermi today
2.5%
Digital Realty
9.8%
Equinix
9.8%
Prologis
9.8%
Fermi — the ask
9.8%

The Company's charter restricts any shareholder from owning more than 2.5% of the outstanding shares unless granted special permission. This restricts the shareholders who show conviction and want to build larger, long-term positions — and the Company has deferred its REIT election, so the restriction is live while the reason for it is not.

Securing Maximum Value for Fermi Shareholders · September 10, 2026

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I N C L O S I N G We are asking the Board to find out what Fermi is worth Toby and Melissa Neugebauer have not sold a share since the IPO priced. We are not seeking to return as CEO, to join the Board, or to take any management role under any outcome of this process, but we do expect that the Board honors it’s fiduciary duty, operates with proper governance, and executes on the business plan that investors were promised. We will support the standalone plan if, after an independent review of extraordinary transactions occurs and results transparently communicated to shareholders, the board determines that it is the best path forward. Page 15 of 16 Securing Maximum Value for Fermi Shareholders · September 10, 2026

Important information Page 16 of 16 Securing Maximum Value for Fermi Shareholders · September 10, 2026 This presentation accompanies the letter of the Fermi Founder Parties — Toby R. Neugebauer, Vicksburg Investments Management LLC and the Melissa A. Neugebauer 2020 Trust — to the Board of Directors of Fermi Inc. (the “Company”) dated September 10, 2026. It sets out the Fermi Founder Parties’ own views and voting intentions as shareholders of the Company. It does not solicit proxies, consents or votes from any other shareholder. The views expressed herein have been derived or obtained from publicly available information with respect to the Company and from third-party reports. The Fermi Founder Parties are acting independently as shareholders, except as otherwise disclosed, not on behalf of, or in concert with, any other person. They recognize that there may be confidential information in the possession of the Company that could lead it or others to disagree with their conclusions, reserve the right to change any opinion expressed herein at any time, and disclaim any obligation to update this presentation, which is current only as of its date. Certain financial projections and statements made herein have been derived or obtained from filings made with the U.S. Securities and Exchange Commission (the “SEC”) or other regulatory authorities and from other third-party reports. The Fermi Founder Parties are not responsible nor have any liability for any misinformation contained in any SEC or other regulatory filing or third-party report. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. Any estimates, projections and potential impact of any opportunities identified by the Fermi Founder Parties herein are based on assumptions that the Fermi Founder Parties believe to be reasonable as of the date of this presentation, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. This presentation is provided merely as information and is not intended to be, nor should it be construed as, an offer to sell or a solicitation of an offer to buy any security. These materials do not recommend the purchase or sale of any security. The Fermi Founder Parties currently beneficially own shares of the Company. It is possible that there will be developments in the future that cause the Fermi Founder Parties from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to such shares, subject to applicable trading rules. The Fermi Founder Parties make no representation or warranty, express or implied, as to the accuracy or completeness of those statements or any other written or oral communication they make with respect to the Company and any other companies mentioned, and the Fermi Founder Parties expressly disclaim any liability relating to those statements or communications (or any inaccuracies or omissions therein). Thus, shareholders and others should conduct their own independent investigation and analysis of those statements and communications and of the Company and any other companies to which those statements or communications may be relevant. The materials in this presentation contain forward-looking statements made by the Fermi Founder Parties in their independent capacity as shareholders of the Company. All statements contained in this presentation that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “intend,” “project,” “will,” “may,” “would,” “potential,” “opportunity,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. These statements are based on the Fermi Founder Parties’ current views and expectations, speak only as of the date of these materials and are subject to inherent risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve risks and uncertainties with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Fermi Founder Parties. Although the Fermi Founder Parties believe that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of these materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results. Except to the extent required by applicable law, the Fermi Founder Parties will not undertake and specifically decline any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events. _____________________ This press release has been issued by Toby Neugebauer and his affiliated entities, Vicksburg Investments Management LLC and Melissa A. Neugebauer 2020 Trust (collectively with Mr. Neugebauer, the “Fermi Founder Parties”). The Fermi Founder Parties are not soliciting authority to vote any proxy of any shareholder, are not able to vote any proxy from any shareholder, and will not accept any proxy from any shareholder.